Exhibit 1

Ellomay Capital Announces Filing of a Prospectus in Israel by Ellomay Oil and Gas 2011 Limited
Partnership for the Sale of Units and Options

Tel-Aviv, Israel, April 24, 2012 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), announced the filing of a prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange for the sale of units and options by Ellomay Oil and Gas 2011 Limited Partnership (“Ellomay Oil and Gas LP”). Ellomay Oil and Gas LP’s general partner is Ellomay Oil and Gas Explorations Ltd., an Israeli company wholly-owned by the Company (“Ellomay Explorations”). Ellomay Oil and Gas LP currently holds 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea. The Company does not currently have any information with respect to proved, possible or probable reserves with respect to this license.

The prospectus filed enables Ellomay Oil and Gas LP to raise NIS 75 million (the current equivalent of approximately US$20 million) from the public in Israel and Ellomay Oil and Gas LP intends to use the proceeds of the offering for the financing of its exploration activities.

In addition, under applicable Israeli regulation, Ellomay Explorations is required to purchase and hold for a certain period a minimum percentage of the rights in Ellomay Oil and Gas LP following the Israeli public offering, equal to the lower of: (i) 20% or (ii) NIS 12 million (the current equivalent of approximately US$3.2 million).

The Company cannot at this point estimate whether or when Ellomay Oil and Gas LP’s Israeli public offering will be consummated and, if consummated, the amount that will be raised, and Ellomay Explorations and Ellomay Oil and Gas LP may change the terms of the offering or abandon the offering altogether, including based on the Israeli market terms.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in which such offer is not authorized or to any person to whom it is unlawful to make such an offer. Any securities that may be offered pursuant to the Israeli prospectus will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such a registration or an applicable exemption from registration requirements.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE Amex stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 10.8 MW, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.275 MWp, 7.5% indirect holdings in Dorad, Israel’s largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption and 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including the success of the public offering and the market conditions in Israel. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com